UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 20, 2011, September 23, 2011 and September 26, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 6. Interest in Securities of the Subject Company.
     Item 6 is hereby supplemented by adding the following disclosure:
     “As previously disclosed, on September 15, 2011, the Transatlantic Board approved a strategic plan for Transatlantic, which provides, among other things, for the repurchase (the “Share Repurchase”) of up to $600 million of Transatlantic Common Shares ($300 million of Transatlantic Common Shares through December 31, 2011 and the remaining $300 million of Transatlantic Common Shares during 2012), which is to be conducted through open market or negotiated purchases.
     To effectuate a portion of the Share Repurchase, on September 19, 2011 Transatlantic entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to which Transatlantic appointed Goldman Sachs as broker to acquire up to $300 million of Transatlantic Common Shares. The Purchase Agreement was entered into pursuant to Rule 10b5-1(c)(1)(i) under the Exchange Act. Repurchases under the Purchase Agreement are subject to specified parameters and certain price, market volume and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of Transatlantic Common Shares that will be repurchased under the Purchase Agreement.
     The table below sets forth information regarding all of the repurchases effected pursuant to the Purchase Agreement from September 26, 2011 (when purchasing began under the Purchase Agreement) through September 30, 2011:

	Number of
	Transatlantic
	Common		Price Per	Price
Date	Shares(1)	Nature of Transaction	Share(1)(2)	Range(1)(2)
9/26/2011	168,878	Open market acquisition	$48.52	$48.00-48.94
9/27/2011	168,878	Open market acquisition	$49.10	$48.56-49.43
9/28/2011	168,878	Open market acquisition	$48.67	$48.33-49.02
9/29/2011	168,878	Open market acquisition	$48.46	$48.06-48.79
9/30/2011	168,878	Open market acquisition	$49.07	$48.49-49.43

(1)	Shares were acquired in multiple transactions each day at prices within the price ranges set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.”

Cautionary Note regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the terminated merger agreement with Allied World disrupts current plans and operations; risks that the unsolicited Validus exchange offer, consent solicitation and/or National Indemnity proposal disrupts current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information about the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On September 26, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: September 30, 2011